

May 14, 2012

Via E-mail
Art A. Garcia
Chief Financial Officer
Ryder System, Inc.
11690 N.W. 105th Street
Miami, FL 33178

      Re: **Ryder System, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2011
              Filed February 16, 2012
              Form 10-Q for Quarterly Period Ended March 31, 2012
              Filed April 24, 2012
              File No. 001-04364

Dear Mr. Garcia:

      We have reviewed your filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended March 31, 2012

Notes to the Condensed Consolidated Financial Statements
Note (K) Accrued Expenses and Other Liabilities, page 11

1. We note that salary and wages decreased $59.0 million to $62.0 million at March 31, 2012 from $121.1 million at December 31, 2011. Please explain to us the reason for the decrease.

Note (T) Other Matters, page 21

2. You disclose that the final resolution of matters indicated in this note could have a material effect on your consolidated operating results. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing please disclose either an estimate (or, if true, state that the

estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50 -4.b.

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

You may provide your disclosures on an aggregated basis. Please include your proposed disclosure in your response.

Management's Discussion and Analysis
Financial Resources and Liquidity
Cash Flows, page 33

3. You disclose that cash provided by operating activities from continuing operations decreased in the three months ended March 31, 2012 compared with 2011 because of an increase in working capital needs, and that the increase in working capital was driven by planned cash payments specific to the first quarter. Please explain to us and disclose what working capital needs increased and why, and what the planned cash payments specific to the first quarter were and the reason for them. Quantify associated amounts as appropriate so that investors may understand the relative magnitude of each item. Please note that reference to changes in balance sheet items in regard to working capital changes may not be sufficient in explaining changes in operating cash flows without further discussion of how such directly affected cash.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Messinese at 202-551-3307 or Doug Jones at 202- 551-3309 if you have questions regarding the comments and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief